UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F	☒	Form 40-F	☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Kunihito Takaichi
Name: Kunihito Takaichi
Title: Executive Officer & General Manager, Financial Accounting Dept.

Date:  September 29, 2026

【NEWS RELEASE】

September 29, 2026

Sumitomo Mitsui Financial Group, Inc.

SMBC Nikko Securities Holdings Establishment Preparatory Company, Inc.

SMBC Nikko Securities Inc.

(Follow-up Disclosure)

SMBC Group Announces Decision to Execute a Share Exchange Agreement

regarding Change of Subsidiary (Sub-Subsidiary) in connection with the Transition to an Intermediate Holding Company Structure in Japan

TOKYO, September 29, 2026 — Sumitomo Mitsui Financial Group, Inc. (President & Group CEO: Toru Nakashima; hereinafter, “SMFG”) announced in its press release dated May 12, 2026, entitled “SMBC Group Announces Change of Subsidiary (Sub-Subsidiary) in connection with the Transition to an Intermediate Holding Company Structure in Japan and Progress on the Establishment of a Japanese Equities Joint Venture with Jefferies,” that, as part of the integrated operation of the wholesale Japanese equities business through SMBC Nikko Jefferies Securities Inc. (hereinafter, “SMBC Nikko Jefferies Securities”), a joint venture between SMBC Nikko Securities Inc. (President & CEO: Shuji Yoshioka; hereinafter, “SMBC Nikko”), a wholly owned subsidiary of SMFG, and Jefferies Financial Group Inc., it planned to establish “SMBC Nikko Securities Holdings Inc.” as an intermediate holding company in Japan around October 2026 to oversee the governance of SMBC Nikko and SMBC Nikko Jefferies Securities.

SMFG hereby announces that it decided today that SMBC Nikko and SMBC Nikko Securities Holdings Establishment Preparatory Company, Inc. (hereinafter, the “Preparatory Company”), a wholly owned subsidiary of SMFG, will enter into a share exchange agreement on September 30, 2026, in connection with a share exchange to be effected on October 1, 2026 between the two companies (hereinafter, the “Share Exchange”).

1. Summary of the Share Exchange

The Share Exchange will be implemented through a statutory share exchange in which the Preparatory Company will become the parent company of SMBC Nikko and SMBC Nikko will become the wholly owned subsidiary of the Preparatory Company. As a result, SMBC Nikko will become an indirect subsidiary of SMFG, while the Preparatory Company will remain a wholly owned subsidiary of SMFG. Upon the effectiveness of the Share Exchange, the Preparatory Company will change its corporate name to SMBC Nikko Securities Holdings Inc. (President & CEO: Shuji Yoshioka; hereinafter, “SMBC Nikko Securities Holdings”).

Scheme of the Share Exchange

2. Overview of the Share Exchange

Details of Allotment in the Share Exchange

One (1) share of common stock of the Preparatory Company will be issued and delivered to SMFG in exchange for the transfer by SMFG to the Preparatory Company of 200,002 shares of common stock of SMBC Nikko.

Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights of SMBC Nikko	Not applicable.

Total Number of Issued Shares of the Preparatory Company after the Share Exchange	Before the Share Exchange	10,000 shares
	Newly Issued in the Share Exchange	1 share
	After the Share Exchange	10,001 shares

Expected Date of Approval at Shareholders’ Meeting (SMBC Nikko)	September 30, 2026

Expected Date of Approval at Shareholders’ Meeting (Preparatory Company)	September 30, 2026

Expected Execution Date of the Share Exchange Agreement	September 30, 2026

Expected Effective Date of the Share Exchange	October 1, 2026

Overview of the Company to Become a Sub-subsidiary (Wholly Owned Subsidiary in the Share Exchange (SMBC Nikko Securities Inc.))

Corporate Name	SMBC Nikko Securities Inc.

Location of Head Office	3-3-1 Marunouchi, Chiyoda-ku, Tokyo

Title and Name of Representative	President and CEO (Representative Director): Shuji Yoshioka

Business Description

Primarily engaged in financial instruments business (Type I Financial Instruments Business, Type II Financial Instruments Business, securities-related administrative agency services, investment advisory and agency services, and investment management business).

Capital	JPY 135.0 billion

Date of Establishment	June 15, 2009

Major Shareholder and Shareholding Ratio	SMFG 100%

Relationship with SMFG	Capital Relationship	A wholly owned subsidiary of SMFG
	Personnel Relationship	One director of SMFG concurrently serves as a director of SMBC Nikko.
	Business Relationship	There are transactions between SMFG and SMBC Nikko, including management oversight and related matters.

Financial Position and Operating Results for the Last Three Fiscal Years (Unit: JPY millions)	Fiscal Year End	2024/3	2025/3	2026/3
	Net Assets	1,164,252	1,187,198	1,225,779
	Total Assets	19,739,506	21,000,736	21,663,175
	Net Assets per Share (JPY)	5,821,204.29	5,935,935.58	6,128,837.54
	Operating Revenue	403,315	495,382	551,827
	Operating Profit	24,630	48,174	75,536
	Ordinary Profit	36,158	52,076	77,565
	Net Profit	26,832	76,713	88,933
	Net Profit per Share (JPY)	134,162.12	383,564.51	444,663.86

Overview of the Wholly Owning Parent Company in the Share Exchange (the Preparatory Company)

Corporate Name	SMBC Nikko Securities Holdings Establishment Preparatory Company, Inc.

Location of Head Office	1-5-1 Marunouchi, Chiyoda-ku, Tokyo

Title and Name of Representative	President (Representative Director): Shuji Yoshioka

Business Description	Preparation and research for establishing an intermediate holding company

Capital	JPY 10 million

Net Assets	JPY 400 million

Total Assets	JPY 500 million

Date of Establishment	April 1, 2005 (Expected transition date to an intermediate holding company structure: October 1, 2026)

Fiscal Year End	March 31

Major Shareholder and Shareholding Ratio	SMFG 100%

Relationship with SMFG	Capital Relationship	A wholly owned subsidiary of SMFG
	Personnel Relationship	None
	Business Relationship	There are transactions between SMFG and the Preparatory Company, including management oversight and related matters.

Overview of the Wholly Owning Parent Company after the Share Exchange

Corporate Name	SMBC Nikko Securities Holdings Inc.

Location of Head Office	1-5-1 Marunouchi, Chiyoda-ku, Tokyo

Title and Name of Representative	President and CEO (Representative Director): Shuji Yoshioka

Business Description	Formulation and implementation of management strategies for group companies, management oversight and related matters

Capital	JPY 100 million

SMBC Nikko Securities Holdings Inc. Logo

Japanese-language corporate logo

English-language corporate logo

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results and events may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance and events include: defaults of or failures by counterparty financial institutions; deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; the completion of anticipated transactions (including the statutory share exchange) and the expected timing thereof; other legal, regulatory and compliance considerations and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.